Name of Registrant:		Seasons Series Trust
Name of Portfolio:		Large Cap Growth
Name of Sub Advisor		Goldman Sachs Asset Management, LP

Name of Issuer  		Polo Ralph Lauren Corp.

Title of Security		Polo Ralph Lauren Corp.


Date of First Offering		06/15/10

Amount of Total Offering		 9,000,000

Unit Price		$81.00

Underwriting Spread or Commission		$2.8350

Number of Shares Purchased 		5,210

Dollar Amount of Purchases		$422,010.00

Years of Continuous Operation		3+

Percentage of Offering Purchased		0.0579%
by Portfolio

Percentage of Portfolio assets                  0.4885%
applied to purchases

Percentage of offering purchased		3.3987%
by the other Portfolios


Name(s) of Underwriter(s) or
Dealer(s) from whom Purchased		JP Morgan Chase Bank NA

Underwriting Syndicate Members		Goldman Sachs & Co.
					UBS Securities, Inc.
					JP Morgan Securities, Inc.
					Deutsche Bank Securities, Inc.